EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2011 and 2010
(Dollars in thousands)

	June 30,		June 30,
	2011		2010
	(Unaudited)
Earnings:
Net Income	$146,401		$47,827
Add:
Provision for income taxes	77,018		27,919
Fixed charges	819,106		747,263
Less:
Capitalized interest	(2,790)		(3,080)

Earnings as adjusted (A)	$1,039,735		$819,929

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$314		$207
Ratio of income before provision for income taxes to net income	153%		158%

Preferred dividend factor on pretax basis	480		327

Fixed Charges:
Interest expense	814,568		742,574
Capitalized interest	2,790		3,080
Interest factors of rents	1,748		1,609

Fixed charges as adjusted (B)	819,106		747,263

Fixed charges and preferred stock dividends (C)	$819,586		$747,590

Ratio of earnings to fixed charges ((A) divided by (B))	1.27	x	1.10	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.27	x	1.10	x